Exhibit 99.7

NICE Releases NPM Essentials, Its Off-the-Shelf Performance
Management Solution

NPM Essentials delivers market-leading performance management best practices for faster ROI

Paramus, New Jersey, September 14, 2016 – NICE (Nasdaq: NICE) today announced the release of NICE Performance Management (NPM) Essentials, a pre-configured, pre-integrated edition of NICE’s robust front- and back-office performance management solution. Designed for rapid implementation, NPM Essentials is a solid starting point for putting time-tested best practices into effect to positively impact employee behavior across the enterprise.

Based on an innovative deployment strategy, NPM Essentials provides out-of-the-box capabilities for monitoring, understanding and driving employees towards better performance, including:

•	Root cause analysis
•	Advanced closed-loop coaching
•	A best practices library for coaching action plans
•	Goals management
•	Quality management for front and back office processes
•	Virtual collaborative communities for employee engagement

With NPM Essentials, companies can improve the customer experience through insight, action and integration.

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Insight: Sophisticated, comprehensive and automated reporting methods provide deep individual, team and enterprise performance insights. Accessible and easily understood, these insights provide executives, managers, agents and other employees the targeted information they need to improve the experience of both customers and workforce.

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Action: An array of business and workflow tools empowers managers and employees to take proactive steps for a direct positive impact on customer experience and, thus, on overall organizational objectives.

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Integration: Seamlessly aggregating data feeds from other NICE Workforce Optimization (WFO) solutions, as well as third-party systems, provides a clear overall view of the behaviors that actually matter most to customers.

According to SaddleTree Research, the demand for performance management solutions in the contact center was nearly double the level expected in 2015.

“Performance management is becoming a clear priority for companies interested in optimizing their workforce to deliver a superior customer experience,” said Miki Migdal, President, NICE Enterprise Group. “As the market leader in this field, we are continuously innovating to provide organizations with the tools that will help them increase employee productivity, efficiency, and compliance. The release of NPM Essentials is an indication of our commitment to delivering solutions with record speed and simplicity.”

NPM Essentials also functions as a centralized hub for workforce optimization, with these key default integrations:

•	NICE IEX Workforce Management (WFM) for ACD, forecast, schedule and adherence data
•	NICE QM for call quality management and evaluation details
•	NICE Engage for omni-channel interaction recording and playback
•	NICE Real Time Activity Monitoring or desktop productivity analytics

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.